UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Casa Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14713L 10 2

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14713L 10 2	13G	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 38,842,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 38,842,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,842,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 14713L 10 2	13G	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners PE VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 38,842,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 38,842,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,842,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 14713L 10 2	13G	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners PE VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 38,842,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 38,842,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,842,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 14713L 10 2	13G	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners Private Equity Fund VII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 38,842,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 38,842,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,842,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 14713L 10 2	13G	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners Private Equity Fund VII-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 38,842,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 38,842,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,842,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 14713L 10 2	13G	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Master Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 38,842,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 38,842,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,842,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 14713L 10 2	13G	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Investors Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 38,842,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 38,842,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,842,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 14713L 10 2	13G	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Investors I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 38,842,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 38,842,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,842,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 14713L 10 2	13G	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Investors I (UK), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman exempted limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 38,842,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 38,842,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,842,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 14713L 10 2	13G	Page 11 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Peter Y. Chung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 38,842,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 38,842,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,842,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 14713L 10 2	13G	Page 12 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Bruce R. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 38,842,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 38,842,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,842,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 14713L 10 2	13G	Page 13 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Martin J. Mannion
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 38,842,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 38,842,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,842,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 14713L 10 2	13G	Page 14 of 17 Pages

Item 1(a) Name of Issuer:

Casa Systems, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

100 Old River Road, Andover, Massachusetts 01810.

Item 2(a) Name of Person Filing:

This Schedule 13G is being filed by Summit Partners, L.P., Summit Partners PE VII, LLC, Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Master Company, LLC, Summit Investors Management, LLC, Summit Investors I, LLC, Summit Investors I (UK), L.P. (individually, an “Entity” and collectively, the “Entities”), Peter Y. Chung, Bruce R. Evans and Martin J. Mannion.

Summit Partners, L.P. is the managing member of Summit Partners PE VII, LLC, which is the general partner of Summit Partners PE VII, L.P., which is the general partner of each of Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P. Summit Master Company, LLC is the managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC and the general partner of Summit Investors I (UK), L.P. Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC, has delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its investment committee responsible for voting and investment decisions with respect to Casa Systems, Inc. Summit Partners, L.P., through a three-person investment committee responsible for voting and investment decisions with respect to Casa Systems, Inc., currently comprised of Peter Y. Chung, Bruce R. Evans and Martin J. Mannion, has voting and dispositive power over the shares held by each of the Entities.

Item 2(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Summit Partners, L.P., Summit Partners PE VII, LLC, Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Master Company, LLC, Summit Investors Management, LLC, Summit Investors I, LLC, Summit Investors I (UK), L.P., Peter Y. Chung, Bruce R. Evans and Martin J. Mannion is c/o Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

Item 2(c) Citizenship:

Each of Summit Partners, L.P., Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of Summit Partners PE VII, LLC, Summit Master Company, LLC, Summit Investors Management, LLC and Summit Investors I, LLC is a limited liability company organized under the laws of the State of Delaware. Summit Investors I (UK), L.P. is a Cayman exempted limited partnership. Each of Peter Y. Chung, Bruce R. Evans and Martin J. Mannion is a United States citizen.

Item 2(d) Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e) CUSIP Number:

14713L 10 2

CUSIP No. 14713L 10 2	13G	Page 15 of 17 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned:

As of December 31, 2017, Summit Partners Private Equity Fund VII-A, L.P. was the record owner of 24,208,726 shares of Common Stock. As of December 31, 2017, Summit Partners Private Equity Fund VII-B, L.P. was the record owner of 14,540,155 shares of Common Stock. As of December 31, 2017, Summit Investors I, LLC was the record owner of 82,642 shares of Common Stock. As of December 31, 2017, Summit Investors I (UK), L.P. was the record owner of 10,477 shares of Common Stock.

By virtue of the affiliate relationships among the Entities and by virtue of Messrs. Chung’s, Evans’ and Mannion’s membership on the three-person Investment Committee of Summit Partners, L.P., responsible for voting and investment decisions with respect to Casa Systems, Inc., each of Summit Partners, L.P., Summit Partners PE VII, LLC, Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Master Company, LLC, Summit Investors Management, LLC, Summit Investors I, LLC, Summit Investors I (UK), L.P., Peter Y. Chung, Bruce R. Evans and Martin J. Mannion may be deemed to own beneficially all of the 38,842,000 shares of Common Stock as of December 31, 2017.

Each of the reporting persons expressly disclaims beneficial ownership of any shares of Casa Systems, Inc., except for the shares held of record as provided above and except to the extent of its pecuniary interest therein.

(b)	Percent of class:

Summit Partners, L.P.: 48.0%

Summit Partners PE VII, LLC: 48.0%

Summit Partners PE VII, L.P.: 48.0%

Summit Partners Private Equity Fund VII-A, L.P.: 48.0%

Summit Partners Private Equity Fund VII-B, L.P.: 48.0%

Summit Master Company, LLC: 48.0%

CUSIP No. 14713L 10 2	13G	Page 16 of 17 Pages

Summit Investors Management, LLC: 48.0%

Summit Investors I, LLC: 48.0%

Summit Investors I (UK), L.P.: 48.0%

Peter Y. Chung: 48.0%

Bruce R. Evans: 48%

Martin J. Mannion: 48.0%

The foregoing percentages are calculated using 80,997,475 shares of Common Stock outstanding following Casa System, Inc.’s initial public offering including 900,000 shares of Common Stock issued at the closing of such offering in connection with the exercise of the underwriters’ overallotment option. These numbers are disclosed in Casa Systems, Inc.’s prospectus dated December 14, 2017 filed with the Securities and Exchange Commission on December 15, 2017.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each reporting person

(ii)	shared power to vote or to direct the vote:

Summit Partners, L.P.: 38,842,000

Summit Partners PE VII, LLC: 38,842,000

Summit Partners PE VII, L.P. 38,842,000

Summit Partners Private Equity Fund VII-A, L.P.: 38,842,000

Summit Partners Private Equity Fund VII-B, L.P.: 38,842,000

Summit Master Company, LLC: 38,842,000

Summit Investors Management, LLC: 38,842,000

Summit Investors I, LLC: 38,842,000

Summit Investors I (UK), L.P.: 38,842,000

Peter Y. Chung: 38,842,000

Bruce R. Evans: 38,842,000

Martin J. Mannion: 38,842,000

(iii)	sole power to dispose or to direct the disposition of:

0 shares for each reporting person

(iv)	shared power to dispose or to direct the disposition of:

Summit Partners, L.P.: 38,842,000

Summit Partners PE VII, LLC: 38,842,000

Summit Partners PE VII, L.P. 38,842,000

Summit Partners Private Equity Fund VII-A, L.P.: 38,842,000

Summit Partners Private Equity Fund VII-B, L.P.: 38,842,000

Summit Master Company, LLC: 38,842,000

Summit Investors Management, LLC: 38,842,000

Summit Investors I, LLC: 38,842,000

Summit Investors I (UK), L.P.: 38,842,000

Peter Y. Chung: 38,842,000

Bruce R. Evans: 38,842,000

Martin J. Mannion: 38,842,000

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

CUSIP No. 14713L 10 2	13G	Page 17 of 17 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable. The reporting persons expressly disclaim membership in a “group” as used in Section 13d-1(b)(1)(ii)(K).

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 12, 2018.

SUMMIT PARTNERS, L.P. By: Summit Master Company, LLC, its general partner		SUMMIT PARTNERS PE VII, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	/s/ Robin W. Devereux	By:	/s/ Robin W. Devereux

	Member		Member

SUMMIT PARTNERS PE VII, L.P. By: Summit Partners PE VII, LLC, its general partner By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

SUMMIT PARTNERS PRIVATE

EQUITY FUND VII-A, L.P.

By: Summit Partners PE VII, L.P., its

general partner

By: Summit Partners PE VII, LLC,

its general partner

By: Summit Partners, L.P., its

managing member

By: Summit Master Company, LLC,

its general partner

By:	/s/ Robin W. Devereux	By:	/s/ Robin W. Devereux

	Member		Member

SUMMIT PARTNERS PRIVATE

EQUITY FUND VII-B, L.P.

By: Summit Partners PE VII, L.P., its

general partner

By: Summit Partners PE VII, LLC, its

general partner

By: Summit Partners, L.P., its

managing member

By: Summit Master Company, LLC,

its general partner

SUMMIT MASTER COMPANY, LLC

By:	/s/ Robin W. Devereux	By:	/s/ Robin W. Devereux

	Member		Member

SUMMIT INVESTORS MANAGEMENT, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner		SUMMIT INVESTORS I, LLC By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	/s/ Robin W. Devereux	By:	/s/ Robin W. Devereux

	Member		Member

SUMMIT INVESTORS I (UK), L.P. By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	/s/ Robin W. Devereux

Member
By:	*	By:	*

	Peter Y. Chung		Bruce R. Evans
By:	*
Martin J. Mannion

* By:	/s/ Robin W. Devereux
Robin W. Devereux
Power of Attorney**

**	Pursuant to the Powers of Attorney attached hereto as Exhibit 2.

EXHIBIT INDEX

Exhibit No.
1	Joint Filing Agreement, dated as of February 12, 2018.

2	Powers of Attorney.

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Acacia Communications, Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 12th day of February 2018.

SUMMIT PARTNERS, L.P. By: Summit Master Company, LLC, its general partner		SUMMIT PARTNERS PE VII, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	/s/ Robin W. Devereux	By:	/s/ Robin W. Devereux

	Member		Member

SUMMIT PARTNERS PE VII, L.P. By: Summit Partners PE VII, LLC, its general partner By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

SUMMIT PARTNERS PRIVATE

EQUITY FUND VII-A, L.P.

By: Summit Partners PE VII, L.P., its

general partner

By: Summit Partners PE VII, LLC,

its general partner

By: Summit Partners, L.P., its

managing member

By: Summit Master Company, LLC,

its general partner

By:	/s/ Robin W. Devereux	By:	/s/ Robin W. Devereux

	Member		Member

SUMMIT PARTNERS PRIVATE

EQUITY FUND VII-B, L.P.

By: Summit Partners PE VII, L.P., its

general partner

By: Summit Partners PE VII, LLC, its

general partner

By: Summit Partners, L.P., its

managing member

By: Summit Master Company, LLC,

its general partner

SUMMIT MASTER COMPANY, LLC

By:	/s/ Robin W. Devereux	By:	/s/ Robin W. Devereux

	Member		Member

SUMMIT INVESTORS MANAGEMENT, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner		SUMMIT INVESTORS I, LLC By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	/s/ Robin W. Devereux	By:	/s/ Robin W. Devereux

	Member		Member

SUMMIT INVESTORS I (UK), L.P. By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	/s/ Robin W. Devereux

Member

By:	*	By:	*

	Peter Y. Chung		Bruce R. Evans

By:	*
Martin J. Mannion

* By:	/s/ Robin W. Devereux
Robin W. Devereux
Power of Attorney**

**	Pursuant to the Powers of Attorney attached hereto as Exhibit 2.

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robin W. Devereux his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself or herself individually or on behalf of each of any affiliate of Summit Partners, L.P. that is not a portfolio company, including without limitation those entities listed on the attached Exhibit A, on matters relating to:

(a)	Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 144 promulgated under the Securities Act of 1933, as amended (the “33 Act”) and any and all regulations promulgated thereunder, including filings with the Securities and Exchange Commission pursuant thereto;

(b)	any written ballot or proxy with respect to any investment securities owned beneficially or of record by any such entities;

(c)	such filings required pursuant to the Internal Revenue Code of 1986, as amended, and any related regulations, pertaining to such entities

(d)	economic exhibits relating to such entities; and

(e)	the PATRIOT Act.

and to file the same, with all exhibits thereto, and any other documents in connection therewith, with, as applicable, (i) the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, and/or (ii) the Internal Revenue Service, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Said attorney-in-fact is entitled to amend Exhibit A from time to time to reflect additional affiliates of Summit Partners, L.P. that are not portfolio companies.

The undersigned hereby acknowledges that this Power of Attorney supercedes, revokes and terminates any power of attorney executed by the undersigned prior to the date hereof for the purposes listed above.

[Exhibit A and Signature Pages Follow]

Power of Attorney

Exhibit A

Summit Ventures, L.P.	SD III-B TUI Blocker Corp
Summit Ventures II, L.P.	SPPE VII-B TUI Blocker Corp
Summit Ventures III, L.P.	SP PE VII-B AFCV Blocker Corp
Summit Ventures IV, L.P.	SP VC II-B TMFS Blocker Corp
Summit Ventures V, L.P.	SP PE VII-B VIP Blocker Corp
Summit V Companion Fund, L.P.	SD III-B Heald Holdings Corp
Summit V Advisors Fund, L.P.	SP PE VII-B Heald Holdings Corp
Summit V Advisors Fund QP, L.P.	SD III-B Salient Blocker Corp
Summit Subordinated Debt Fund, L.P.	SP PE VII-B Salient Blocker Corp
Summit Subordinated Debt Fund II, L.P.	SP SD IV-B Salient Blocker Corp
Summit Subordinated Debt Fund III-A, L.P.	SPVC II-B Winshuttle Blocker Corp
Summit Subordinated Debt Fund III-B, L.P.	SPVC II-B My Dentist Blocker Corp
Summit Accelerator Fund, L.P.	SV VI-B HCP Blocker Corp
SV Eurofund, C.V.	SPVC II-B Clearwater Analytics Blocker Corp
Summit Ventures VI-A, L.P.	SPVC II-B Hiperos Blocker Corp
Summit Ventures VI-B, L.P.	SP SD IV-B Announce Blocker Corp
Summit VI Entrepreneurs Fund L.P.	SV VI-B CAM Holdings, L.P.
Summit VI Advisors Fund, L.P.	Summit Ventures VI-B HCP, LP
Summit Founders’ Fund, L.P.	SV VI-B Tivoli Holdings, LP
Summit Founders’ Fund II, L.P.	SD III-B Tivoli Holdings, LP
Summit Accelerator Founders’ Fund, L.P.	SD II Eyeglass Holdings LP
Summit Partners Private Equity Fund VII-A, L.P	SV VI-B Eyeglass Holdings LP
Summit Partners Private Equity Fund VII-B, L.P	SV VI-B Bennington Holdings LP
Summit Partners Venture Capital Fund II-A, L.P.	SV VI-B Commnet Holdings, L.P.
Summit Partners Venture Capital Fund II-B, L.P.	SV VI-B Tippmann Holdings. L.P.
Summit Partners Subordinated Debt Fund IV-A, LP	SV VI Tippmann Holdings. L.P.
Summit Partners Subordinated Debt Fund IV-B, LP	SD III-B Tippmann Holdings, L.P.
Summit Partners Europe Private Equity Fund, LP	SV VI-B CD Holdings, L.P.
Summit Partners Growth Equity Fund VIII-A, LP	SV VI-B Focus Holdings, L.P
Summit Partners Growth Equity Fund VIII-B, LP	SD III-B Focus Holdings, L.P
Summit Partners Venture Capital Fund III-A, LP	SV VI-B Aurora Holdings LP
Summit Partners Venture Capital Fund III-B, LP	SPPE VII-B Aurora Holdings, L.P.
Summit Investors, L.P.	SV VI-B LiteCure, L.P.
Summit Investors II, L.P.	SD III-B Nomacorc Holdings L.P.
Summit Investors III, L.P.	SP PE VII-B Nomacorc Holdings LP
Summit Investors (SAF) IV, L.P.	SD III-B TUI Holdings LP
Summit Investors VI, L.P.	SPPE VII-B TUI Holdings LP
Summit Investors I, LLC	SP PE VII-B AFCV Holdings LP
Summit Investors I (UK), L.P.	SP VC II-B TMFS Holdings, LP
Summit Incentive Plan, L.P.	SPPE VII-B SUN Holdings, LP
Summit Incentive Plan II, L.P.	SP PE VII-B VIP Holdings, L.P.
S-K Investment Corp	SP PE VII-B Heald Holdings, L.P.
Summit Partners Blocker, Inc.	SD III-B Heald Holdings, L.P.
Stamps, Woodsum & Co.	SD III-B Salient Holdings, L.P.
Stamps, Woodsum & Co. II	SP PE VII-B Salient Holdings, L.P.
Stamps, Woodsum & Co. III	SPVC II-B Winshuttle Holdings, LP
Stamps, Woodsum &Co. IV	SPVC II-B My Dentist Holdings, LP
Summit Partners II, L.P.	SPVC II-B Hiperos Holdings LP
Summit Partners III, L.P.	SPVC II-B Clearwater Analytics Holdings LP
Summit Partners IV, L.P.	SP SD IV-B Announce Holdings, LP
Summit Partners V, L.P.	SPSD IV-B Access Holdings, LP
Summit Partners LLC	SPPE VII-B Access Holdings, LP

Summit Partners SD, L.P.	Summit Partners Sarl
Summit Partners SD II, LLC	Summit Partners Holding GmBh
Summit Partners SD III, L.P.	Summit Partners II Sarl
Summit Partners SD III, LLC	Summit Beteiligungs GmbH
Summit Partners VI (GP), L.P.	Summit Verwaltings GMBH
Summit Partners VI (GP), LLC	Summit GmbH & Co. Beteiligungs KG
Summit Partners VC II LP	Summit Parners III Sarl
Summit Partners VC II LLC	IGEFI Holdings, LP
Summit Partner PE VII LP	IGEFI Licensing Sarl
Summit Partner PE VII LLC	IGEFI France Sarl
Summit Partners SD IV, LP	Finch Software Ltd
Summit Partners SD IV, LLC	Finch Software India PVT Ltd.
Summit Partners Europe, LP	IGEFI Deutschland GmbH
Summit Partners Europe, Ltd.	IGEFI U.K. Limited
Summit Investors Management, LLC	IGEFI US LLC
SV International	Summit Partners V Sarl
Summit Accelerator Partners, LLC	Summit Partners VI-A Sarl
Summit Accelerator Management, LLC	Summit Partners VI-B Sarl
SWC Holdings Co.	Summit Partners VI-A France
Summit Retained Earnings LP	Summit Partners VI-B France
Summit Partners FF Corp	Summit Partners VII-A Sarl
S-K Investment Corp	Summit Partners VII-B Sarl
Summit Partners Blocker, Inc.	Summit Partners VIII Sarl
Summit Partners Holdings, L.P.	Summit Partners TLK-A Sarl
Summit Partners Growth Equity VIII LLC	Summit Partners TLK-B Sarl
Summit Partners Growth Equity VIII LP	Summit Partners FMT Sarl
Summit Partners Venture Capital Fund III, LLC	Summit Partners WRI Sarl
Summit Partners Venture Capital Fund III, LP	Summit Partners OGN LUXCO SCA
Summit Investment Holdings Trust	Ogone SPRL (fka Ogone SA)
Summit Investors Holdings Trust	Ogone SAS
Summit Investment Holdings Trust II	Ogone BV
Shearson Summit Partners Management LP	Ogone GmbH (Germany)
HKL I Partners	Ogone GmbH (Austria)
HKL I, LLC	Ogone GmbH (SW)
Summit/Meditech LLC	Ogone Limited
Summit/CAM Holdings, LLC	Summit Partners India Private Equity
Summit/Sun Holdings LLC	Summit Partners India Holdco
Summit LogistiCare LLC	Summit Partners India Holdco, LP
Summit GCA Holdings LLC	Summit Partners JMB S.á.r.l
Summit Accelerator Management, LP	Summit Partners WRI S.á.r.l
Summit Accelerator Partners, LP	Summit Partners SFB S.á.r.l
Summit Partners, L.P.	Summit Partners DDN S.á.r.l
Summit Master Company LLC	Summit Partners VP- A, S.à r.l.
SW Management Corp	Summit Partners VP- B, S.à r.l.
Summit UK Advisory LLC	Summit Partners VI A SAS (French-co)
Summit Partners, Ltd.	Summit Partners VI B SAS (French-co)
Summit Partners, LP Savings and Investment Plan	Summit Partners WT- A, S.à r.l.
Summit Partners, LP Profit Sharing Plan and Trust	Summit Partners WT-B, S.à r.l.
Mt. Everest Fund, L.P.	Summit Partners FMT, S.à r.l.
Mt. Everest QP Fund, L.P.	Summit Partners TLK-A, S.à r.l.
Greenberg-Summit Management , LLC	Summit Partners TLK-B, S.à r.l.
Greenberg- Summit Partners, LLC	Summit Partners OGN (LUXCO) SCA
SD II Bennington Blocker Corp	Summit Partners India Private Investments I
SV VI-B Bennington Blocker Corp	Summit Partners India Holdco Investors
SD II Eyeglass Blocker Corp	Summit Partners India Holdco, LP
SV VI -B Eyeglass Preferred Blocker	Summit Partners India Venture Capital Investments

SV VI -B Eyeglass Common Blocker	Summit Partners AVT Cooperatief U.A
SV VI-B Commnet Common Blocker Corp.	Summit Partners AVT, LLC
SV VI-B Commnet Preferred Blocker Corp.	Sumpro Investment Advisory PVT LTD
SV VI B Tippmann Preferred Blocker Corp.	Lovett-Woodsum 1998 CGC TR
SV VI B Tippmann Common Blocker Corp.	Stamps 1998 CGC Trust
SD III-B Tippmann Blocker Corp	ABC Funding, LLC
SV VI-B Tivoli Blocker Corp.	SPPE VII-A CDIH Holdings, Inc
SD III-B Tivoli Blocker Corp.	SPPE VII-B CDIH Holdings, Inc
SV VI-B CAM Blocker Corp	SV VI-A CDIH Holdings, Inc
Summit Ventures VI-B HCP Blocker Corp	SV VI-B CDIH Holdings, Inc
SV VI-B CD Blocker Corp.	SV VI Affiliates CDIH Holdings, Inc
SPPE VII-B CD Blocker Corp.	Summit Partners Credit GP LP
Sparta Holding Corporation	Summit Partners Credit Advisors LP
SV VI-B Focus Blocker Corp	Summit Partners Credit GP LLC
SDIII-B Focus Blocker Corp	Summit Partners Credit Offshore Fund, LP
SV VI-B Aurora Blocker Corp.	Summit Partners Credit Fund, LP
SPPE VII-B Aurora Blocker Corp.	Summit Partners Credit Offshore Intermediate
SPVCII-B Anesthetix Blocker Corp	Summit Partners Credit Master, LP
SV VI-B LiteCure Blocker Corp.	BigPoint Manager SARL
SPPE VII-B Champion Blocker Corp	BigPoint Manager Investments SCA
SD III-B Nomacorc Blocker Corp	BigPoint Distribuicao De Entretenimento Online Ltda
SPPE VII-B Nomacorc Blocker Corp	Bigpoint International Holdco Ltd
SPVCII-B LiveOffice Blocker Corp	Bigpoint International Services Ltd
SPPE VII-B SUN Blocker Corp	SPPE VII-B CRG Blocker Corp
SPPE VII-B SSEC Blocker Corp	SPSD IV-B SSEC Blocker Corp
SP PE VII-B Zenith Blocker Corp	SP SD IV-B Zenith Blocker Corp
SP VC II-B WMS Blocker Corp	SPSD IV-B SSEC Holdings, LP
SPPE VII-B SSEC Holdings, LP	SP PE VII-B Zenith Holdings, L.P
SP SD IV-B Zenith Holdings, L.P	SPPE VII-B CRG Holdings, L.P
SP VC II-B WMS Holdings, L.P	Bigpoint Midco GMBH
Bigpoint Investments GMBH	HSYSTEMS ACQUISITION TWO INC
HSYSTEMS ACQUISITION ONE INC	HSYSTEMS TOP HOLDINGS INC
HSYSTEMS HOLDINGS INC	HSYSTEMS HOLDINGS LLC
Summit Partners Credit Fund A-1 LP	Summit Partners Credit Fund A-1 GP LLC

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 19th day of May, 2016.

/s/ Matthias G. Allgaier
Matthias G. Allgaier

Kingdom of England	)
) ss:
City of London	)

On this 19th day of May, 2016, before me personally came Matthias G. Allgaier, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Kelli Flanagan
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 27 day of August, 2008.

/s/ Gregory M. Avis
Gregory M. Avis

State of California	)
) ss:
County of San Mateo	)

On this 27 day of August, 2008, before me personally came Gregory M. Avis, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Lisa Franco
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 24 day of October, 2013.

/s/ Darren M. Black
Darren M. Black

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 24 day of October 2013, before me personally came Darren M. Black, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Meredith C. Twigg
Notary Public: Meredith Twigg
My commission expires: 1/19/2018

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ John R. Carroll
John R. Carroll

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came John R. Carroll, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary seal]

/s/ [Notary public]
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 18 day of August, 2008.

/s/ Peter Y. Chung
Peter Y. Chung

State of California	)
) ss:
County of San Mateo	)

On this 18 day of August, 2008, before me personally came Peter Y. Chung, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elisa Leonhardt
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 5 day of September, 2008.

/s/ Scott C. Collins
Scott C. Collins

Kingdom of England	)
) ss:
City of London	)

On this 5th day of September, 2008, before me personally came Scott C. Collins, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Edward Gardiner
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Christopher J. Dean
Christopher J. Dean

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Christopher J. Dean, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ [Notary public]
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12 day of September, 2011.

/s/ Mark A. deLaar
Mark A. deLaar

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 12 day of September, 2011, before me personally came Mark A. deLaar, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ [Notary public]
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Bruce R. Evans
Bruce R. Evans

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Bruce R. Evans, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ [Notary public]
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 18 day of August, 2008.

/s/ Charles J. Fitzgerald
Charles J. Fitzgerald

State of California	)
) ss:
County of San Mateo	)

On this 18 day of August, 2008, before me personally came Charles J. Fitzgerald, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elisa Leonhardt
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 21 day of August, 2008.

/s/ Craig D. Frances
Craig D. Frances

State of California	)
) ss:
County of San Mateo	)

On this 21 day of August, 2008, before me personally came Craig D. Frances, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elisa Leonhardt
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of September, 2011.

/s/ Gregory S. Goldfarb
Gregory S. Goldfarb

Commonwealth of California	)
) ss:
County of San Mateo	)

On this 7 day of September, 2011, before me personally came Gregory S. Goldfarb, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Lisa Marie Del Ben
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Thomas H. Jennings
Thomas H. Jennings

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Thomas H. Jennings, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ [Notary public]
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 9th day of December, 2010.

/s/ Joseph J. Kardwell
Joseph J. Kardwell

Commonwealth of California	)
) ss:
County of San Mateo	)

On this 9 day of December, 2010, before me personally came Joseph J. Kardwell, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Ma Laarni Canoy
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 18 day of August, 2008.

/s/ Walter G. Kortschak
Walter G. Kortschak

State of California	)
) ss:
County of San Mateo	)

On this 18 day of August, 2008, before me personally came Walter G. Kortschak, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Elisa Leonhardt
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 5th day of September, 2008.

/s/ Sotiris T. Lyritzis
Sotiris T. Lyritzis

Kingdom of England	)
) ss:
City of London	)

On this 5th day of September, 2008, before me personally came Sotiris T. Lyritzis, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Edward Gardiner
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Martin J. Mannion
Martin J. Mannion

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Martin J. Mannion, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ [Notary public]
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12 day of August, 2008.

/s/ Harrison B. Miller
Harrison B. Miller

State of California	)
) ss:
County of San Mateo	)

On this 12 day of August, 2008, before me personally came Harrison B. Miller, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Lisa Franco
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Kevin P. Mohan
Kevin P. Mohan

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Kevin P. Mohan, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ [Notary public]
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Thomas S. Roberts
Thomas S. Roberts

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Thomas S. Roberts, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ [Notary public]
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 21st day of May, 2012.

/s/ Johannes (Han K.) Sikkens
Johannes (Han K.) Sikkens

Kingdom of England	)
) ss:
City of London	)

On this 23 day of May, 2012, before me personally came Johannes Kornelis Jan Sikkens, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ J. B. Burgess
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10 day of September, 2008.

/s/ E. Roe Stamps
E. Roe Stamps

State of Florida	)
) ss:
County of Monroe	)

On this 10 day of September, 2008, before me personally came E. Roe Stamps, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ Joanne Muniz
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 21st day of May, 2012.

/s/ Christian R. Strain
Christian R. Strain

Kingdom of England	)
) ss:
City of London	)

On this 23 day of May, 2012, before me personally came Christian Raymond Strain, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ J. B. Burgess
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Joseph F. Trustey
Joseph F. Trustey

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Joseph F. Trustey, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ [Notary public]
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7 day of September, 2011.

/s/ Alexander D. Whittemore
Alexander D. Whittemore

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 7 day of September, 2011, before me personally came Alexander D. Whittemore, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ [Notary public]
Notary Public

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15 day of September, 2008.

/s/ Stephen G. Woodsum
Stephen G. Woodsum

Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

On this 15 day of September, 2008, before me personally came Stephen G. Woodsum, known to me to be the person described and who executed the foregoing instrument that he acknowledged and executed the same.

[Notary Seal]

/s/ [Notary public]
Notary Public